NEWS RELEASE

International Game Technology PLC Appoints Lorenzo Pellicioli as Chairperson, James McCann as Vice Chairperson and Lead Independent Director

LONDON, U.K. - Nov. 19, 2018 - International Game Technology PLC (NYSE:IGT) (“IGT”) today announced that the Board of Directors of IGT (the “Board”) has appointed Lorenzo Pellicioli, formerly the Vice Chairperson, as Chairperson of the Board, effective immediately. Mr. Pellicioli had been acting Chairperson since the departure of Phil Satre in August.

Commenting on his appointment, Mr. Pellicioli said, “I am honored to serve as Chairperson for IGT and I look forward to working with the Directors and senior management to guide continued success in the future.”

The Board also appointed James McCann as Vice Chairperson and Lead Independent Director. Mr. McCann has served on the Board since 2015 and currently serves as the chair of the Board’s Nominating and Corporate Governance Committee.

About IGT

IGT (NYSE:IGT) is the global leader in gaming. We enable players to experience their favorite games across all channels and regulated segments, from Gaming Machines and Lotteries to Digital and Social Gaming. Leveraging a wealth of premium content, substantial investment in innovation, in-depth customer intelligence, operational expertise and leading-edge technology, our gaming solutions anticipate the demands of consumers wherever they decide to play. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has over 12,000 employees. For more information, please visit www.igt.com.

Contacts

Robert K. Vincent, Corporate Communications, toll free in U.S./Canada (844) IGT-7452 and outside U.S./Canada +1 (401) 392-7452;
James Hurley, Investor Relations, +1 (401) 392-7190; and
Simone Cantagallo, (+39) 06 51899030; for Italian media inquiries.